Exhibit 99.1

Bit Digital, Inc. Announces Update Related to Hosting Partner’s Operations

NEW YORK, October 7, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) ("Bit Digital" or the "Company"), a digital asset mining company headquartered in New York, announced updates related to its hosting partner’s operations.

Bit Digital received a notice (the “Notice”) dated October 4, 2022, from the City of Niagara Falls, New York. The Notice pertained to a Niagara Falls, NY facility that is owned and operated by one of the Company’s hosting partners, Blockfusion USA Inc. (“Blockfusion”). The Notice orders the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Power had been restored at this facility in September following the previously announced explosion and fire in May 2022.

Blockfusion has advised the Company that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it is preparing applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Bit Digital management continues to monitor the situation.

Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further noticed Blockfusion that it expects it to comply with directives of the Notice.

Approximately 17% of the Company’s total active mining fleet is currently located at the Blockfusion facility in Niagara Falls. As of October 6, 2022, the Company had a total of 13,980 mining units actively hashing.

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under "Risk Factors" in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital's production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. Additionally, all discussions of financial metrics assume mining difficulty rates as of October 2022. See "Safe Harbor Statement" below.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.